November 15, 2024

Chen Xin
Chief Executive Officer
BGM Group Ltd
No. 152 Hongliang East 1st Street, No. 1703
Tianfu New District, Chengdu, 610200
People's Republic of China

       Re: BGM Group Ltd
           Registration Statement on Form F-3
           Filed November 5, 2024
           File No. 333-282998
Dear Chen Xin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Yu Wang, Esq.